Filed Pursuant to Rule 424(b)(3)

Registration No. 333-251433

PROSPECTUS SUPPLEMENT

(To Prospectus dated May 18, 2021)

306,053,642 Shares of Class A Common Stock

6,650,000 Warrants

This Prospectus Supplement supplements the prospectus dated May 18, 2021 (as supplemented to date, the “Prospectus”), which forms a part of our Registration Statement on Post-Effective Amendment No. 3 to the Form S-1 (Registration Statement No. 333- 251433) filed with the Securities and Exchange Commission (the “Commission”) on May 17, 2021 and declared effective by the Commission on May 18, 2021.

The Prospectus and this Prospectus Supplement relate to the disposition from time to time of 1) up to 306,053,642 shares of our Class A Common Stock, which include Class A Common Stock issuable upon conversion of our Class B Common Stock, the exercise of certain private placement and public warrants, the exercise of certain stock options, and the vesting of certain restricted stock units, and 2) up to 6,650,000 private placement warrants, which are held or may be held by the selling securityholders named in the Prospectus. We will not receive any proceeds from the sale of our securities offered by the selling securityholders under the Prospectus.

On August 24, 2021, we redeemed all outstanding public warrants that had not been exercised as of such date (the “Public Warrant Redemption Date”). We received an aggregate of $129,687,711.37 from the cash exercise of public warrants prior to the Public Warrant Redemption Date, net of the amount paid for redemption of unexercised public warrants. On August 30, 2021, we gave notice to all holders of private placement warrants that such warrants would be redeemed on September 30, 2021 unless exercised prior to that date (the “Private Warrant Redemption Date”). Since all private placement warrants were exercised prior to the Private Warrant Redemption Date, none were redeemed and we received an aggregate of $21,742,877.50 from the cash exercises of such warrants. As a result of such redemptions and exercises, no Company warrants remain outstanding.

This Prospectus Supplement should be read in conjunction with the Prospectus, which is to be delivered with this Prospectus Supplement. This Prospectus Supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Current Report on Form 8-K

On February 10, 2022, we filed a Current Report on Form 8-K with the Commission. The portion of the text of such Form 8-K that is treated as “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is attached hereto.

Investing in our securities involves a high degree of risk. In reviewing the Prospectus and this Prospectus Supplement, you should carefully consider the matters described under the heading “Risk Factors” beginning on page 6 of the Prospectus.

You should rely only on the information contained in the Prospectus, this Prospectus Supplement or any Prospectus Supplement or amendment hereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 10, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 9, 2022

QuantumScape Corporation
(Exact Name of Registrant as Specified in Charter)

Delaware (State or other jurisdiction of incorporation)	001-39345 (Commission File Number)	85-0796578 (I.R.S. Employer Identification Number)

1730 Technology Drive San Jose, California (Address of principal executive offices)	95110 (Zip code)

(408) 452-2000
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	QS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Appointment of New Director

On February 9, 2022, Susan Huppertz was appointed to the Board of Directors (the “Board”) of QuantumScape Corporation (the “Company”), to serve as a director with a term of office expiring at the Company’s next annual stockholder meeting.

Ms. Huppertz brings to the Company manufacturing and operational experience, and has been serving as Chief Manufacturing and Supply Chain Officer at Hubbell Incorporated (NYSE: HUBB), an electronic products designer and manufacturer, since January 2018. She also served as Vice President, Global Operations at TE Connectivity Ltd (NYSE: TEL), a connectivity and sensor solutions provider, from May 2014 until November 2017, and in a variety of roles over 20 years at Siemens AG, an industrial manufacturing conglomerate, including Senior Vice President Global Manufacturing and Supply Chain Manager of its Water Technologies Business Unit from August 2011 to January 2014, and Vice President Regional Manufacturing Manager for Europe, Latin America and Middle East for its OSRAM Professional Lighting Business Unit from January 2008 to August 2011. Ms. Huppertz holds a B.A. in Computer Science and Economics from Cornell University and dual M.B.A. degrees from the Kellogg Graduate School of Management at Northwestern University and Wissenschaftliche Hochshule für Unternehmensführung.

In accordance with the Company’s Outside Director Compensation Policy (the “Director Compensation Policy”), Ms. Huppertz is eligible to participate in the Company’s standard compensation arrangements for non-employee directors which consists of cash and equity compensation for service on the Board. Pursuant to the Director Compensation Policy, Ms. Huppertz is entitled to $80,000 in annual cash compensation for service on the Board with additional cash compensation payable for committee service, as applicable. Ms. Huppertz was also granted an initial equity award of 18,637 restricted stock units, which will vest one-twelfth quarterly over three years starting May 15, 2022, subject to Ms. Huppertz’s continued service through each vesting date in accordance with the Director Compensation Policy. In addition, Ms. Huppertz was granted a pro-rated annual equity award of 7,765 restricted stock units, which will vest in full on the next quarterly vesting date (which are February 15, May 15, August 15 and November 15) after the Company’s next annual stockholder meeting, subject to Ms. Huppertz’s continued service through such vesting date in accordance with the Director Compensation Policy.

There are no arrangements or understandings between Ms. Huppertz and any other persons pursuant to which Ms. Huppertz was appointed a director of the Company, and there are no family relationships between Ms. Huppertz and any other director or executive officer of the Company.

The Company will enter into its standard form of indemnification agreement with Ms. Huppertz, a copy of which is filed as Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on December 2, 2020. Other than the indemnification agreement, Ms. Huppertz does not have any direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended, nor are any such transactions currently proposed.

The foregoing description of the terms of the Director Compensation Policy does not purport to be complete and is qualified in its entirety by reference to the full text of the Director Compensation Policy, which will be filed with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 or via an amendment to this Current Report on Form 8-K.

Resignation of Director

On February 9, 2022, John Doerr resigned from the Board of the Company and all committees thereof. Mr. Doerr’s decision did not reflect any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices.

On February 10, 2022, the Company issued a press release announcing the appointment of Ms. Huppertz, Jeneanne Hanley, and Gena Lovett to the Board, and Mr. Doerr’s resignation from the Board. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
99.1	Press release dated February 10, 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: February 10, 2022

QUANTUMSCAPE CORPORATION

By:	/s/ Michael McCarthy
	Name:	Michael McCarthy
	Title:	Chief Legal Officer and Head of Corporate Development

EX-99.1

QuantumScape Appoints Three New Members to Board of Directors

Jeneanne Hanley, Gena Lovett, and Susan Huppertz bring valuable executive experience spanning automotive and high-volume manufacturing

SAN JOSE, Calif. – February 10, 2022 – QuantumScape Corporation (NYSE: QS) has appointed three new members to its board of directors: Jeneanne Hanley, former senior vice president at Lear Corporation; Gena Lovett, former vice president of operations for defense, space and security at Boeing; and Susan Huppertz, chief manufacturing and supply chain officer at Hubbell Inc. The appointments were approved by a unanimous vote of existing board members. Also, long-time director John Doerr, chairman of Kleiner Perkins, is retiring from the QuantumScape board after over a decade of service.

“Jeneanne, Gena and Susan bring extensive leadership experience across large-scale manufacturing and the automotive industry,” said Jagdeep Singh, co-founder, chairman and CEO of QuantumScape. “Their extraordinary accomplishments and perspectives will add new and valuable depth to our world-class board, especially as we scale up manufacturing. I’d also like to thank my friend John Doerr for his innumerable contributions to our company over the years; we are grateful for his support and the inspiration he instilled in so many of us.”

Hanley most recently served as SVP and E-Systems president at Lear Corporation, where she led a global division with over 70,000 employees, 50 manufacturing facilities and $5 billion in revenue focused on delivering products to the automotive industry. Over her 25-years at Lear, Hanley helped grow the business from a small-cap company to a Fortune 500 leader through several senior positions spanning engineering, product development, and sales and marketing. She is currently on the Board of Directors for KLA Corporation, a leading supplier of equipment to the semiconductor industry.

An accomplished executive, Lovett has vast manufacturing experience and has held numerous leadership roles in operations management and business turnaround. She was most recently with Boeing as VP of operations for Defense, Space and Security, where she led nearly 10,000 employees and ran operations for the $30 billion business. Previously, she served as Alcoa’s Director of Manufacturing and Chief Diversity Officer and held various manufacturing roles at Ford Motor Company. Lovett also serves on the boards of AdvanSix Inc. and Trex Company Inc.

Huppertz is a high-volume manufacturing and operations efficiency specialist, serving in leadership roles at several major multinational companies. In her current role as chief manufacturing and supply chain officer at Hubbell, a global manufacturer of electrical supplies, she manages the operations of more than 60 factories on five continents. She was previously VP of global operations at TE Connectivity. Before that, she held numerous leadership positions over her 20-year tenure at Siemens, including SVP of global manufacturing and supply chain.

QuantumScape’s Board of Directors also includes Jagdeep Singh; Frank Blome, head of Volkswagen Group's Center of Excellence for Battery Cells; Brad Buss, former Tesla board member and CFO of Cypress Semiconductor and SolarCity; Prof. Dr. Jürgen Leohold, former executive director of Group Research at Volkswagen Group; Justin Mirro, CEO of Kensington Capital; Prof. Fritz Prinz, co-founder of QuantumScape and professor of materials science and engineering at Stanford University; Dipender Saluja, partner at Capricorn Investment Group; J.B. Straubel, co-founder and former CTO of Tesla, and CEO of Redwood Materials; and Jens Wiese, head of investment advisory and partnerships at Volkswagen Group.

About QuantumScape Corporation

QuantumScape is a leader in developing next-generation solid-state lithium-metal batteries for electric vehicles. The company is on a mission to revolutionize energy storage to enable a sustainable future. For more information, please visit www.quantumscape.com.

Forward-Looking Statements

The information in this press release includes a “forward-looking statement” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this press release, including, without limitation, regarding the development, timeline and performance of QuantumScape’s products and technology are forward-looking statements.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside QuantumScape’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to the following: (i) QuantumScape faces significant barriers in its attempts to scale and complete development of its solid-state battery cell and related manufacturing processes, and development may not be successful, (ii) QuantumScape may encounter substantial delays in the development, manufacture, regulatory approval, and launch of QuantumScape solid-state battery cells and building out of QS-0 and the QS Campus, which could prevent QuantumScape from commercializing products on a timely basis, if at all, and (iii) QuantumScape may be unable to adequately control the costs of manufacturing its solid-state separator and battery cells. QuantumScape cautions that the foregoing list of factors is not exclusive. Additional information about factors that could materially affect QuantumScape is set forth under the “Risk Factors” section in the QuantumScape’s Annual Report on Form 10-Q filed with the Securities and Exchange Commission on October 28, 2021, and available on the SEC’s website at www.sec.gov.

Except as otherwise required by applicable law, QuantumScape disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release. Should underlying assumptions prove incorrect, actual results and projections could different materially from those expressed in any forward-looking statements.

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